UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-27791


(Check One:)
/X/ Form 10-K
/ / Form 20-F
/ / Form 11-K
/ / Form 10-Q
/ / Form N-SAR

 For Period Ended:  June 30, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:
----------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

APOLO GOLD INC.

Former Name if Applicable

Address of Principal Executive Office (State and Number)

                1458 - 409 Granville Street Vancouver, BC V6C 1T2

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filled on or before October 15, 2001 being on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company has been unable to complete its unaudited financial statements due to unanticipated delays which could not be resolved without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Dinning             604              687 4150
(Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/ x /  Yes   /   /  No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 / / Yes   / x  / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

APOLO GOLD INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       /s/ Robert Dinning
                                      --------------------
Date October 1, 2001           By      Robert Dinning, Chief Financial Officer


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                          (LETTERHEAD OF ACCOUNTANTS)
                            Williams & Webster, P.S.
                            ------------------------
              Certified Public Accountants & Business Consultants
                       Bank of American Financial Center
             601 W. Riverside, Suite 1940 * Spokane, WA 99201-0611
      509-838-5111 Fax 509-838-5114 * E-mail: wwpcpas@williams-webster.com



September 30, 2001

Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Apolo Gold Inc. This is to inform you that we have not yet completed the audit to be included in the Form 10-KSB filing.

We hope to issue our report in time to allow Apolo Gold Inc. to file its Form 10-K within 15 days of the original due date.

Very truly yours,

WILLIAMS & WEBSTER P.S.


By: /s/ Chris Cardwell
    ------------------
    Chris Cardwell